UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.3)*

QIWI plc
(Name of Issuer)

American Depositary Shares, each representing one Class B Ordinary Share, having a nominal value of €0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number)

Alexander Tarabrin
2/4 Letnikovskaya Street, 115114, Moscow, Russia
+7 (495) 232-03-00
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

25 May 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74735M108	13D	Page 2 of 10 Pages

1.	Names of reporting persons Otkritie Holding JSC[1]
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,848,069[2]
	8.	Shared voting power 142,201[3]
	9.	Sole dispositive power 3,848,069
	10.	Shared dispositive power 142,201
11.	Aggregate amount beneficially owned by each reporting person 3,990,270
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.85%[4]
14.	Type of reporting person (see instructions) CO

[1]	Otkritie Holding JSC is a joint stock company organized under the laws of Russian Federation. (the “Otkritie Holding”).
[2]
Based on 5,593,041 Class B ordinary shares acquired by Otkritie Investments Cyprus Limited (“OICL”) pursuant to a subscription agreement, dated May 14, 2015 (the “Subscription Agreement”), by and among QIWI plc (“QIWI” or the “Issuer”), OICL and Otkritie Holding, and converted by OICL and Otkritie Holding into the ADSs, minus 1,434,309 ADSs representing Class B ordinary shares disposed pursuant to an over-the-counter equity repurchase transaction.

[3]	ADSs representing Class B ordinary shares held by OICL, which is an indirect wholly-owned subsidiary of Otkritie Holding.
[4]
Based on 45,080,461 Class B ordinary shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F. The 3,990,270 Class B shares referred to above represent approximately 6.58% of the total outstanding share capital of the Issuer, based on 60,597,034 Class A and Class B ordinary shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F.

CUSIP No. 74735M108	13D	Page 3 of 10 Pages

1.	Names of reporting persons Otkritie Investments Cyprus Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Cyprus
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 142,201
	8.	Shared voting power 0
	9.	Sole dispositive power 142,201
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,990,270
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.85%[5]
14.	Type of reporting person (see instructions) CO

[5]
Based on 45,080,461 Class B ordinary shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F. The 3,990,270 Class B shares referred to above represent approximately 6.59% of the total outstanding share capital of the Issuer, based on 60,597,034 Class A and Class B ordinary shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F.

CUSIP No. 74735M108	13D	Page 4 of 10 Pages

Explanatory Note:

This Amendment No. 3 to Schedule 13D (the “Amendment”) is filed by Otkritie Investment Cyprus Limited and Otkritie Holding JSC to amend the Schedule 13D related to the Class B ordinary shares of QIWI previously filed by OICL with the Securities and Exchange Commission on June 12, 2015 and amended by Amendment No. 1 filed on June 23, 2015 and Amendment No. 2 filed on February 27, 2017 (as so amended, the “Schedule 13D”). This Amendment is filed to disclose the items contained herein.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is filed by (i) Otkritie Holding, a joint stock company incorporated under the laws of the Russian Federation, whose principle business is investment activities and business address and registered address are at 2/4 Letnikovskaya street, 115114, Moscow, Russia; and (ii) OICL, a company incorporated under the laws of the Republic of Cyprus, whose principle business is investment activities and business address and registered address are at Angelou Vlachou, 4A, 6052, Larnaca, Cyprus.

To the knowledge of Otkritie Holding and OICL, the name, business address, citizenship, and principal occupation or employment of (i) each director and executive officer of Otkritie Holding and OICL (ii) each person controlling such corporation and (iii) each executive officer and director of any corporation or other person ultimately in control of such corporation, are set forth in Schedule A and incorporated herein by this reference.

During the past five years, Otkritie Holding and OICL have not, nor, to the knowledge of Otkritie Holding and OICL, have any of the persons listed on Schedule A hereto (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D reports the acquisition of beneficial ownership of the Class B ordinary shares by OICL from QIWI in connection with the sale by OICL to QIWI of all of the charter capital of CIHRUS, and the subsequent transfer of the Tranche 1 Shares by OICL to Otkritie Holding. The acquisition of beneficial ownership of the Class B ordinary shares reported in initial Schedule 13D by OICL from QIWI was the result of the sale to QIWI of all of the charter capital of CIHRUS. See the Explanatory Note in the initial Schedule 13D, which is incorporated herein by reference. In connection with the acquisition of the Class B ordinary shares, QIWI and OICL entered into a cooperation agreement, dated June 2, 2015 (the “Cooperation Agreement”), pursuant to which they have agreed to strategically cooperate with each other in order to carry out certain joint projects related to certain areas of their respective businesses, including by virtue of establishing a steering committee.

CUSIP No. 74735M108	13D	Page 5 of 10 Pages

On July 2, 2015, QIWI filed a Form F-3 Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), for the resale from time to time of ADSs beneficially owned by OICL and Otkritie Holding (the “Form F-3 Registration Statement”). In addition, OICL and Otkritie Holding may transfer ADSs by other means, including in a transaction pursuant to Regulation S under the Securities Act or in a transaction exempt from registration under the Securities Act, including pursuant to Rule 144 thereunder.

Otkritie Holding and OICL deposited the Class B ordinary shares with the depositary for QIWI’s ADS program and received a number of ADSs representing Class B ordinary shares so deposited. OICL subsequently transferred ADSs they beneficially owned to Otkritie Holding. Otkritie Holding may seek to sell ADSs they beneficially own in the ordinary course of their business. There is no assurance that any such resales or other transfers will be made.

Otkritie Holding and OICL expect to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering ADSs they beneficially own, and also may loan, pledge, hypothecate or sell ADSs to third parties. Otkritie Holding and OICL intend to continually review their investment in QIWI on the basis of various factors, including QIWI’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for QIWI’s securities in general, as well as other developments and other investment opportunities.  Based upon such review, Otkritie Holding and OICL may, at any time, acquire additional Class B ordinary shares of QIWI in the open market or in privately negotiated transactions, with or without prior notice.  In addition, Otkritie Holding and OICL may engage in discussions with management, the board of directors or shareholders of QIWI, including discussions regarding QIWI’s strategic direction, corporate governance, named executive officer compensation, board of directors representation, extraordinary corporate transactions or other material changes to QIWI’s business or corporate structure.  Otkritie Holding and OICL reserves its right, based on all relevant factors and subject to applicable law, at any time to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

On February 17, 2017 Otkritie Holding disposed 1,907,305 ADSs representing Class B ordinary shares pursuant to an over-the-counter equity repurchase transaction.

On May 25, Otkritie Holding terminated over-the-counter equity repurchase transaction and entered into new over-the-counter equity repurchase transactions, which resulted in an acquisition by Otkritie Holding of 472,996 ADSs representing Class B ordinary shares.

On May 26, OICL acquired 142,201 ADSs representing Class B ordinary shares from the market in a series of market purchases.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See Exhibit A hereto, which is incorporated herein by reference.

(b)	See Exhibit A hereto, which is incorporated herein by reference.

(c)	Not applicable.

(d)
Otkritie Holding and OICL expect to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering ADSs they beneficially own, and also may loan, pledge, hypothecate or sell ADSs to third parties. Such third parties may then hold an interest in some or all of Otkritie Holding’s and OICL’s ADSs, including the right to receive dividends and other distributions thereon and to sell or transfer such ADSs.

(e)	Not applicable.

CUSIP No. 74735M108	13D	Page 6 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the restating of “Form F-3 Registration Statement” and “Repurchase Agreements” in their entirety as follows:

Form F-3 Registration Statement

On July 2, 2015, QIWI filed the Form F-3 Registration Statement under the Securities Act, for the resale from time to time of ADSs beneficially owned by Otkritie Holding and OICL. On April 21, 2017 QIWI filed Post-Effective Amendment No. 1 in order to deregister all of the unsold securities of QIWI under this registration statement.

Repurchase Agreements

Otkritie Holding and OICL expect to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering ADSs they beneficially own, and also may loan, pledge, hypothecate or sell Class A ordinary shares, Class B ordinary shares and ADSs to third parties.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2017

Otkritie Investments Cyprus Limited

/s/ Kristina Khakhulina
Name

Director
Title

Otkritie Holding JSC

/s/ Alexander Tarabrin
Name

General Counsel
Title

CUSIP No. 74735M108	13D	Page 7 of 10 Pages

SCHEDULE A

Persons other than Individuals:

Name:	Address of Principal Office and Principal Business	Organisation

Elinova Holding Ltd	Griva Digeni, 105, 1st floor, Flat/Office 102B, 3101, Limassol, Cyprus	Cyprus

Individuals:

Name:	Title/Principal Occupation or Employment	Citizenship

Maria Pitta	Director of Otkritie Investment Cyprus Limited	Cyprus

Androulla Mantoles	Director of Otkritie Investment Cyprus Limited	Cyprus

Kristina Khakhulina	Director of Otkritie Investment Cyprus Limited	Russian Federation

Mikhail Yurievich Nazarychev	Director of Otkritie Investment Cyprus Limited /	Russian Federation

Alexander Kupriyanov	Director of Otkritie Investment Cyprus Limited	Cyprus

Athanasis Neophytou	Director of Elinova Holding Ltd	Cyprus

Christos Neophytou	Director of Elinova Holding Ltd	Cyprus

Mariia Cherviakova	Director of Elinova Holding Ltd	Russian Federation

Alexey Lvovich Karakhan	General Director of Otkritie Holding JSC	Russian Federation

Ruben Abelovich Aganbegyan	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Vadim Stanislavovich Belyaev	Chairman of the Board of Directors of Otkritie Holding JSC	Russian Federation

Kirill Gennadievich Androsov	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Olga Vladimirovna Plaksina	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Dmitry Zakerievich Romaev	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

The business address for directors of Otkritie Holding JSC is Letnikovskaya street, 2, building 4, Moscow, 115114, Russia.

The business address for Maria Pitta, Androulla Mantoles, Kristina Khakhulina, Alexander Kupriyanov is Griva Digeni, 105, 1st floor, Flat/Office 102C, 3101, Limassol, Cyprus.

CUSIP No. 74735M108	13D	Page 8 of 10 Pages

The business address for Athanasis Neophytou, Christos Neophytou and Mariia Cherviakova is 105, 1st floor, Flat/Office 102B, 3101, Limassol, Cyprus.

Each individual listed in the table above disclaims beneficial ownership of the Class A and/or B ordinary shares that may be beneficially owned by each of the other entities and individuals listed in this Schedule A and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

CUSIP No. 74735M108	13D	Page 9 of 10 Pages

EXHIBIT A

Item 5(a)&(b) – Interest in Securities of the Issuer

		Class B
		Shares

(a)	Amount Beneficially Owned
	Otkritie Holding JSC	3,990,270
	Elinova Holdings Ltd.	142,201
	Otkritie Investment Cyprus Limited	142,201

(b)	Percent of class
	Otkritie Holding JSC	8.53%
	Elinova Holdings Ltd.	0.33%
	Otkritie Investment Cyprus Limited	0.32%

(c)	Number of Shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	Otkritie Holding JSC	3,848,069
	Elinova Holdings Ltd.	0
	Otkritie Investment Cyprus Limited	142,201

	(ii) Shared power to vote or to direct the vote:
	Otkritie Holding JSC	142,201
	Elinova Holdings Ltd.	142,201
	Otkritie Investment Cyprus Limited	0

	(iii) Sole power to dispose or to direct the disposition of:
	Otkritie Holding JSC	3,848,069
	Elinova Holdings Ltd	0
	Otkritie Investment Cyprus Limited	142,201

	(iv) Shared power to dispose or to direct the disposition of:
	Otkritie Holding JSC	142,201
	Elinova Holdings Ltd	142,201
	Otkritie Investment Cyprus Limited	0

Explanatory Note:

Elinova Holding Ltd may be deemed to beneficially own 100% of the ADSs representing Class B ordinary shares beneficially owned by Otkritie Investment Cyprus Limited by virtue of its direct ownership of 100% of the shares in Otkritie Investment Cyprus Limited. Elinova Holding Ltd is a direct wholly-owned subsidiary of Otkritie Holding JSC.

CUSIP No. 74735M108	13D	Page 10 of 10 Pages

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

The undersigned hereby agree as follows:

1.	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

2.
Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: May 31, 2017

Otkritie Investments Cyprus Limited

/s/ Kristina Khakhulina
Name

Director
Title

Otkritie Holding JSC

/s/ Alexander Tarabrin
Name

General Counsel
Title